Exhibit 99.42

CONSENT of QUALIFIED PERSON

Richard Mervin Goodwin, P. Eng.

JDS Energy & Mining Inc.

900 - 999 W Hastings Street

Vancouver, British Columbia, V6C 1M3

I, Richard Mervin Goodwin, P. Eng., consent to the public filing of the technical report titled “NI 43-101 Technical Report on the Advanced Project, Porco Mining Operations, Antonio Quijarro Province, Bolivia” that has an effective date of January 1, 2024 (the “Technical Report”) by Santacruz Silver Mining Ltd. (the “Company”).

I also consent to any extracts from, or a summary of, the Technical Report in the Company’s news release dated August 21, 2024, entitled “Santacruz Silver Verifies Mineral Resources and Reserves at its Producing Mines” (the “News Release”).

I certify that I have read the News Release being filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this August 21, 2024.

“Richard Mervin Goodwin”
Richard Mervin Goodwin, P. Eng.